January 18, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amit Pande
Accounting Branch Chief

Re:	First BanCorp.
Form 10-K for Fiscal Year ended December 31, 2011
Filed March 13, 2012
Form 10-Q for Fiscal Quarter ended September 30, 2012
Filed November 9, 2012
File No. 001-14793

Dear Ms. Pande:

This responds to your letter dated December 21, 2012 to First BanCorp (the “Corporation”) regarding the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed March 13, 2012, and the Corporation’s quarterly report on Form 10-Q for the Fiscal Quarter ended September 30, 2012, filed November 9, 2012. Set forth below in italics is the comment contained in the staff’s letter, together with the Corporation’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

Note 13 – Non-Consolidated Variable Interest Entities and Servicing Assets, page F-48

1.

We note your disclosure in footnote one to the table on page F-50 which states that you repurchased $38.7 million and $79.3 million in principal balance of loans serviced for others during 2011 and 2010, respectively. We also note disclosure on page F-36 in footnote two where you disclose that as of December 31, 2011 you had $66.4 million of defaulted loans collateralizing Ginnie Mae (GNMA) securities for which you had the unconditional option (but not an obligation) to repurchase the defaulted loans. Please tell us and revise future filings to disclose your recourse provision recorded, if any, related to the potential repurchases of either loan sales or securitized GNMA securities as of

Ms. Amit Pandee

Accounting Branch Chief

U.S. Securities and Exchange Commission

January 18, 2013

September 30, 2012 and December 31, 2011. Please include a discussion of the key input(s) you considered in determining the provisions to record. If you have not recorded any provision related to potential repurchases, please tell us how you made this determination.

Response:

In the ordinary course of business we sell residential mortgage loans to the Government National Mortgage Association (GNMA) and government sponsored entities (GSEs). GNMA and the GSEs, such as the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC), generally securitize our transferred loans into mortgage-backed securities for sale into the secondary market. Our continuing involvement in these loan sales consists primarily of servicing the loans. In addition, we have agreed to repurchase loans when we breach any of the representations and warranties included in the sale agreement. These representations and warranties are consistent with the GSEs’ selling and servicing guidelines (i.e., ensuring that the mortgage was properly underwritten according to established guidelines).

For loans sold to GNMA, we hold an option to repurchase individual delinquent loans issued on or after January 1, 2003 when the borrower fails to make any payment for three consecutive months. This option gives us the ability, but not the obligation, to repurchase the delinquent loans at par without prior authorization from GNMA.

Under ASC Topic 860, once we have the unilateral ability to repurchase the delinquent loan, we are considered to have regained effective control over the loan and are required to recognize the loan and a corresponding repurchase liability on the balance sheet regardless of our intent to repurchase the loan.

During the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, we repurchased pursuant to our repurchase option with GNMA $52.5 million, $35.2 million and $76.9 million, respectively, of loans previously sold to GNMA. The principal balance of these loans is fully guaranteed and the risk of loss related to the repurchases is generally limited to the difference between the delinquent interest payment advances to GNMA computed at the loans interest rate and the interest payments reimbursed by the Federal Housing Administration (FHA) which are computed at a pre-determined debenture rate. Repurchases of GNMA loans allow us, among other things, to maintain acceptable delinquency rates on outstanding GNMA pools and remain as a seller and servicer in good standing with GNMA. We generally remediate any breach of representations and warranties related to the underwriting of such loans according to established GNMA guidelines without incurring losses. We do not maintain a liability for estimated losses as a result of breaches in representations and warranties.

Ms. Amit Pandee

Accounting Branch Chief

U.S. Securities and Exchange Commission

January 18, 2013

Loan sales to FNMA and FHLMC are without recourse in relation to the future performance of the loans. We repurchased at par loans previously sold to FNMA and FHLMC in the amounts of $2 million, $3.5 million and $2.4 million during the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively. Our risk of loss with respect to these loans is also minimal as these repurchased loans are generally performing loans with documentation deficiencies. The amount of these loan repurchases represents less than 2% of total sales of $449 million of loans to FNMA and FHLMC over the last three years and subsequent losses are estimated to have been less than $0.3 million. As a consequence, we do not maintain a liability for estimated losses on loans expected to be repurchased as a result of breaches in loan and servicer representations and warranties.

2.	As a related matter, we note disclosure on page 18 of your Form 10-Q for the period ended September 30, 2012 that there are $6.1 million of defaulted loans collateralizing GNMA securities for which you have an unconditional option (but not obligation) to repurchase. Please provide us with an explanation of the reasons for the decrease to these defaulted loans since December 31, 2011 along with a further understanding of your option or obligation to repurchase these securities.

Response:

The reduction in the population during 2012 is related to the approximately $52.5 million of GNMA loans repurchased in 2012, as described in response to comment 1 above.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Note 6 – Loans Held for Investment, page 17

3.	We note in the table on page 18 your aging of the loans held for investment loan portfolio as of September 30, 2012 and December 31, 2011. We also note footnote three to these tables where you disclose that you exclude residential mortgage, commercial mortgage, and construction loans from the table until they are in arrears two or more payments. Please revise your footnote disclosure in future filings to quantify these amounts excluded from these tables for each period presented.

Ms. Amit Pandee

Accounting Branch Chief

U.S. Securities and Exchange Commission

January 18, 2013

Response:

As described in Note 1 to the Financial Statements, “Nature of Business and Summary of Significant Accounting Policies – Loans Held For Investment,” in our Form 10-K for the year ended December 31, 2011, residential mortgages, commercial mortgages and construction loans are considered past due when the borrower is in arrears two or more monthly payments as reflected in the aging of the loans held for investment portfolio. In future filings, we will revise the footnote disclosure to the aging of loans held for investment table to present in such footnote the amounts of residential mortgage, commercial mortgage and construction loans that are past due 30-59 days.

Acquired Loans Including Purchased Credit-Impaired Loans, page 23

4.	We note your disclosure that on May 30, 2012 you re-entered the credit card business with the acquisition of an approximate $406 million portfolio of FirstBank-branded credit card portfolio from FIA Card Services. Please address the following:

•

We note disclosure on page 50 of your Form 10-K for the fiscal year ended December 31, 2011 of your deleveraging, de-risking and balance sheet repositioning strategies. Please tell us and revise future filings to explain in further detail the reasons for the acquisition of this portfolio and how it is consistent with your deleveraging strategies.

Response:

During 2011, the Corporation executed several deleveraging strategies, principally sales of loans and investment securities, in order to preserve capital and to comply with the written agreements with regulators. Our completion of a $525 million capital raise in October 2011 significantly improved our capital position and has allowed us to pursue other strategic initiatives designed to improve our financial condition. The acquisition of the credit card portfolio diversifies our revenue stream and the composition of our loan portfolio and provides opportunities to expand our net interest margin. The acquired portfolio consisted of 140,000 First Bank branded active credit card accounts that were issued under an agent bank agreement with FIA Card Services; therefore, the acquisition of this portfolio provides a significant opportunity to broaden and deepen our relationship with our customers and provides additional cross sell opportunities for organic core deposit growth.

•

We note disclosure on page 64 the increase to your provision for consumer loans mainly related to an allowance build for the credit cards portfolio. Since you have re-entered the credit card business, please tell us and consider revising future filings to discuss how you are determining the allowance for loan losses on this portfolio. Please also clarify if the allowance build recorded during the three-months ended September 30, 2012 relates to new purchases on these credit cards or whether the provisions reflect additional credit losses in excess of the expected loan losses recorded upon the acquisition of this loan portfolio.

Ms. Amit Pandee

Accounting Branch Chief

U.S. Securities and Exchange Commission

January 18, 2013

Response:

The Corporation maintains a general valuation allowance in accordance with ASC Subtopic 450-20 for its Non-Purchased-credit impaired (PCI) credit cards portfolio. The methodology employed to calculate the allowance for loan losses for non-PCI loans is similar to the methodology used for other consumer loans. The allowance considers the uncollectible portion of billed finance charges and fees. The Corporation updates the factors used to compute the reserve factors on a quarterly basis.

Loss estimation techniques and assumptions

The Corporation uses a roll-rate methodology to estimate losses on its consumer loan portfolios based on delinquencies. The Corporation tracks the historical portfolio performance, generally over a 24-month loss period (12 months for credit cards), to arrive at a weighted average distribution in each subgroup of each delinquency bucket. The information on portfolio performance includes balances, delinquency, and charge-off data. Roll-to-loss rates (loss factors) are calculated by multiplying the roll-rates from each subgroup within the delinquency bucket forward through loss. Once roll rates are calculated, the resulting loss factors are applied to the existing receivables in the applicable subgroups within the delinquency buckets and the end results are aggregated to arrive at the required allowance level.

The Corporation’s assessment also involves evaluating key qualitative and environmental factors, which include credit and macroeconomic indicators such as unemployment in Puerto Rico, to account for current market conditions that are likely to cause estimated credit losses to differ from historical loss experience. The Corporation analyzes the expected delinquency migration of the non-PCI portfolio to determine the future delinquency volume concentrations. The Corporation reflects the effect of these environmental factors on each delinquency bucket as an adjustment that increases the historical loss rate applied to each group.

The revolving non-PCI portfolio was recorded at the fair value on the acquisition date of $353.2 million, net of a discount of $18.2 million. The discount at acquisition is attributable to the uncertainties in the cash flows of this portfolio based on an estimation of inherent credit losses. The discount recorded at acquisition is accreted and recognized in interest income over the period in which substantially all of the inherent losses associated with the non-PCI loans at the acquisition date were estimated to occur. Subsequent to acquisition we are required to periodically evaluate our estimate of embedded losses. The allowance for probable inherent credit losses in the portfolio is determined on a quarterly basis considering the outstanding

Ms. Amit Pandee

Accounting Branch Chief

U.S. Securities and Exchange Commission

January 18, 2013

balance of the portfolio net of the unaccreted discount. To the extent the required allowance exceeds the unaccreted discount, a provision is required. The provision recorded during the three-month period ended September 30, 2012 relates to new purchases on these credit cards and to the application of the methodology described above. The provision for the three months ended September 30, 2012 is not related to changes in expected loan losses assumed in the accounting for the acquisition of this loan portfolio.

In addition, the Corporation concluded that a portion of the credit card portfolio acquired from FIA Card Services consisted of PCI loans. PCI loans are acquired loans with evidence of credit quality deterioration since origination. The loans that the Corporation concluded were PCI loans had a contractual outstanding principal and interest balance of $34.6 million and an estimated fair value of $15.7 million. The Corporation’s accounting for PCI loans differs from the accounting for non-PCI loans as disclosed in Note 6 – Loan Portfolio – Acquired Loans including Purchased Credit-Impaired Loans to the unaudited consolidated financial statements of the Form 10-Q for the quarter ended September 30, 2012.

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We acknowledge that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions regarding these filings, please do not hesitate to contact me at (787) 729-8170.

Sincerely yours,

Orlando Berges

Executive Vice President and Chief Financial Officer